# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Allied Gold Corporation, CIK 0001993344
CUSIP: 01921D204
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario Canada (A6), M5J 2J3
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002078913

## Reporting persons
- Justin Michael Dibb: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); sole voting power 10,178,440; shared voting power 0; sole dispositive power 10,178,440; shared dispositive power 0; aggregate amount beneficially owned 10,178,440 (8.8% of the class)

## Item 1. Issuer
Name of issuer: Allied Gold Corporation
Address of issuer's principal executive offices: Royal Bank Plaza, North Tower 200 Bay Street, Suite 2200, Toronto, A6, M5J 2J3

## Item 2. Person Filing
Name of person filing: Justin Michael Dibb
Address of principal business office or, if none, residence:
Lvl 9, 901 Al Habtoor Business Tower
Dubai, United Arab Emirates
Citizenship: Australian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The aggregate number of common shares (the "Shares") of Allied Gold Corporation (the "Company") that are beneficially owned, directly and indirectly, by the reporting person is set forth on the cover page of this Schedule 13G, and such information is incorporated herein by reference. Such aggregate number of Shares includes 719,631 Shares underlying $12,500,000 aggregate principal amount of convertible debentures of the Company held by the reporting person, which debentures are convertible into Shares at $17.37 per Share.
Percent of class: The percentage of the Shares that are beneficially owned by the reporting person is set forth on the cover page of this Schedule 13G, and such information is incorporated herein by reference. The percentage used herein is calculated based on an aggregate of 115,413,969 Shares outstanding as of June 30, 2025, as disclosed in the Company's interim financial statements for the three and six months ended June 30, 2025, filed on EDGAR on Form 6-K on August 7, 2025.
Sole power to vote or to direct the vote: The aggregate number of Shares with respect to which the reporting person has sole power to vote or to direct the vote is set forth on the cover page of this Schedule 13G, and such information is incorporated herein by reference.
Shared power to vote or to direct the vote: The aggregate number of Shares with respect to which the reporting person has shared power to vote or to direct the vote is set forth on the cover page of this Schedule 13G, and such information is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The aggregate number of Shares with respect to which the reporting person has sole power to dispose or to direct the disposition of is set forth on the cover page of this Schedule 13G, and such information is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The aggregate number of Shares with respect to which the reporting person has shared power to dispose or to direct the disposition of is set forth on the cover page of this Schedule 13G, and such information is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Justin Michael Dibb: /s/ Justin Michael Dibb, Justin Michael Dibb (08/14/2025)